United States
Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarter ended December 31, 2004

Commission File Number 000-29103

STATS CHIPPAC LTD.

(Exact name of registrant as specified in its charter)

Not Applicable
(Translation of registrant’s name into English)

Republic of Singapore
(Jurisdiction of incorporation or organization)

10 Ang Mo Kio Street 65
#05-17/20 Tech Point
Singapore 569059
(65) 6824-7888
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Not applicable.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

STATS ChipPAC Ltd.
By: /s/ Tan Lay Koon
Name	: Tan Lay Koon
Title	: President & Chief Executive Officer
Date	: January 27, 2005

EARNINGS RELEASE

STATS ChipPAC Reports Fourth Quarter
And Full Year 2004 Results

Singapore, January 27, 2005 — STATS ChipPAC Ltd. (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP), a leading independent semiconductor test and advanced packaging service provider, today announced results for the fourth quarter ended December 31, 2004. Following the consummation of the merger of STATS and ChipPAC, we have included in our financial results for the three months and twelve months ended December 31, 2004, the financial results of ChipPAC from August 5, 2004.

Revenue for the three months ended December 31, 2004 increased 122% to $265.8 million, compared to $119.6 million in the same quarter a year ago. This represents a sequential increase of 15% compared to the quarter ended September 30, 2004, and is slightly higher than prior guidance.

Revenue for the full year ended December 31, 2004 increased 102% to $769.1 million, compared to $380.6 million for the full year ended December 31, 2003.

On a US GAAP basis, net loss for the three months ended December 31, 2004 was $469.0 million or $2.41 per diluted ADS, compared to net income of $7.8 million or $0.07 per diluted ADS in the same quarter a year ago. US GAAP results for the fourth quarter of 2004 includes $453.0 million of goodwill impairment, $6.0 million of purchase price adjusted tax expense and $16.2 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the goodwill impairment, purchase price adjusted tax expense, special items and including certain adjustments, non-US GAAP adjusted net income in the fourth quarter ended December 31, 2004 was $6.2 million or $0.03 per diluted ADS, compared to net income of $7.8 million or $0.07 per diluted ADS in the same quarter a year ago.

On a US GAAP basis, net loss for the full year ended December 31, 2004 was $467.7 million or $3.27 per diluted ADS, compared to net loss of $1.7 million or $0.02 per diluted ADS for the full year ended December 31, 2003. US GAAP results for the full year ended December 31, 2004 includes $453.0 million of goodwill impairment, $6.0 million of purchase price adjusted tax expense and $31.8 million in special items and costs associated with the merger of STATS and ChipPAC. Excluding the goodwill impairment, purchase price adjusted tax expense, special items and including certain adjustments, non-US GAAP adjusted net income for the full year ended December 31, 2004 was $23.1 million or $0.16 per diluted ADS, compared to net loss of $1.7 million or $0.02 per diluted ADS for the full year ended December 31, 2003.

Tan Lay Koon, President and Chief Executive Officer of STATS ChipPAC, said, “The fourth quarter closed a transforming year for STATS ChipPAC. We achieved record revenues, deepened and broadened our customer engagements, delivered integrated assembly and test solutions to our markets, and continued to engage in leading technologies, particularly 3D packaging. For the full year 2004, our revenues grew 102% over 2003 and we were profitable on a non-US GAAP basis for the entire year. After a strong start in the first half of 2004, we experienced a softening of our business in the second half as our customers corrected their excess inventory positions. In the fourth quarter of 2004, we had more turns business than usual as our customers took advantage of shorter cycle times from our turnkey solutions to fill their spot demand. Importantly, we were encouraged by this and other signs indicating that normal seasonal demand for PC and electronic products was helping to reduce inventory in the supply chain.”

STATS ChipPAC Ltd. Headquarters: 10 Ang Mo Kio Street 65, #05-17/20 Techpoint, Singapore 569059

Michael G. Potter, Chief Financial Officer of STATS ChipPAC, said, “Our merger integration is close to being completed and we are on track to achieve our targeted cost and revenue synergy goals. We continue to actively integrate our operations as we seek to streamline global facilities, and improve overall efficiencies. Gross margin came in lower than the prior quarter, primarily due to lower utilization and lower average selling prices. Utilization levels were about 67% compared to the blended utilization rate of 70% for the company in the prior quarter. Finally, we were able to further strengthen our financial position with the private placement of $215 million of 6.75% Senior Notes due 2011. The lower rate combined with our ability to reduce a prior obligation has given STATS ChipPAC increased financial strength as we execute on our growth strategy.”

Potter continued, “As required by US GAAP, we performed our annual valuation of goodwill. Based on this valuation, we determined that an impairment of $453 million existed. Accordingly, we reduced the value of goodwill on our balance sheet and took a special, non-cash charge in our operating results. This charge does not affect operating results of prior periods and will have no future cash impact. The goodwill arose from the purchase accounting for the acquisition of ChipPAC, Inc. The majority of the purchase price was derived from share values near the announcement date as required by US GAAP and resulted in $974 million of goodwill. In the future, we will perform a test for goodwill impairment at least annually as required by US GAAP.”

Outlook
Tan Lay Koon commented, “We remain confident of our long-term prospects due to the compelling strategic advantages of our business model, our strong financial position, our leadership in test and advanced packages, including 3D packages, and our geographic leadership in fast growth regions. Overall, we expect our first quarter 2005 results will reflect historical seasonality patterns and the fact that the first quarter has approximately 10% fewer business days than the prior fourth quarter. Specifically, we expect revenue will be as much as 12% lower sequentially, with a US GAAP loss per ADS of $(0.09) to $(0.13) and a non-US GAAP adjusted loss per ADS in the range of $(0.01) to $(0.05) per ADS for the first quarter of 2005. Non-US GAAP adjusted loss is calculated without the effect of merger and integration expenses and with certain purchase accounting adjustments. In terms of our outlook for the full year 2005, we expect revenue will increase compared to 2004 and at a faster rate than the semiconductor industry as a whole as STATS ChipPAC benefits from a more competitive and resilient platform, increased operating efficiencies and revenue and cost synergies. We expect to spend approximately $300 million for capital expenditures in 2005 compared to the $392 million in 2004 had the companies been merged the entire year. We expect to fund capital expenditures from cash flow from operations and the total amount to be spent will be adjusted based on actual revenue and utilization levels.”

Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Singapore on January 27, 2005. This will be 7:00 p.m. on January 26 in New York. During the call, time will be set-aside for analysts and interested investors to ask questions of executive officers.

The call may be accessed by dialing +1-913-981-4901 and referencing confirmation code 3804231. A replay of the call will be available approximately two hours after the conclusion of the conference call and will be accessible by dialing +1-719-457-0820 and referencing confirmation code 3804231. The Company will also webcast the conference call live on its website www.statschippac.com.

About STATS ChipPAC Ltd.

STATS ChipPAC Ltd (“STATS ChipPAC” — NNM: STTS and SGX: STATSChP) is a leading service provider of semiconductor packaging design, assembly, test and distribution solutions. A trusted partner and supplier to leading semiconductor companies worldwide, STATS ChipPAC’s value proposition is total solutions comprising fully integrated, multi-site, end-to-end assembly and testing solutions that bring products to market and volume faster. Our customers comprise some of the largest wafer foundries, integrated device manufacturers (IDMs), as well as fabless companies in the United States, Europe and Asia. STATS ChipPAC is a leader in mixed signal testing and advanced packaging technology for semiconductors used in diverse end market applications including communications, power, digital consumer and computing. With advanced process technology capabilities and a global manufacturing presence spanning Singapore, South Korea, China, Malaysia and Taiwan, STATS ChipPAC has a reputation for providing dependable, high quality test and packaging solutions. The Company’s customer support offices are headquartered in the United States (California’s Silicon Valley, Arizona, Texas, Massachusetts, Florida, Colorado and North Carolina) with offices located in the Netherlands, China, Singapore, Japan, Taiwan, South Korea and Malaysia. STATS ChipPAC’s facilities include those of its subsidiary, Winstek Semiconductor Corporation, in Hsinchu Valley, Taiwan. These facilities offer new product introduction support, pre-production wafer sort, final test, packaging and other high volume preparatory services. Together with the Company’s Test Development Center in Singapore and STATS ChipPAC Test Services, Inc.’s test facilities in the United States, this forms a global network providing dedicated test engineering development and product engineering support for customers from design to volume production. STATS ChipPAC is listed on both Nasdaq National Market and The Singapore Exchange. In addition, STATS ChipPAC is also listed on the Morgan Stanley Capital International (MSCI) Index and the Straits Times Industrial Index. Further information is available at www.statschippac.com

Certain statements in this press release including statements regarding expected future financial results and industry growth, and all statements made under the heading “Outlook”, are forward-looking statements that involve a number of risks and uncertainties that could cause actual results to differ materially. Factors that could cause actual results to differ include the ability of STATS and ChipPAC to successfully integrate their operations and employees; general business and economic conditions and the state of the semiconductor industry; demand for end-use applications products such as communications equipment and personal computers; reliance on a small group of principal customers; decisions by customers to discontinue outsourcing of test and assembly services; changes in customer order patterns; rescheduling or canceling of customer orders; changes in product mix; capacity utilization; level of competition; pricing pressures including declines in average selling prices; continued success in technological innovations; delays in acquiring or installing new equipment; shortages in supply of key components; availability of financing; exchange rate fluctuations; litigation and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 19, 2004 and the Registration Statement on Form F-3/S-3 (File Nos. 333-119705 and 333-119705-1) of STATS ChipPAC Ltd. and ChipPAC, Inc. respectively. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Unless otherwise specified, references to “$” are to the lawful currency of the United States of America. Unless otherwise specified, references to “US GAAP” are to Generally Accepted Accounting Principles as practiced in the United States of America.

Singapore Contact :

Elaine Ang Manager, Investor Relations & Corporate Communications Tel : (65) 6824 7705, Fax : (65) 6720 7826 email : elaine.ang@statschippac.com

US Contacts :

Drew Davies Director, Investor Relations Tel : (408) 586 0608, Fax : (408) 586 0652 email : drew.davies@statschippac.com	Lisa Lavin Marcom Manager Tel : (208) 939 3104, Fax : (208) 939 4817 email : lisa.lavin@statschippac.com

The Ruth Group David Pasquale — Executive Vice President Tel : (646) 536 7006 email : dpasquale@theruthgroup.com

STATS ChipPAC Ltd.
Condensed Consolidated Statements of Operations
(In thousands of U.S. Dollars, except share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Revenue	$265,847	$119,636	$769,121	$380,691
Cost of revenue	(223,634)	(96,802)	(643,540)	(328,014)

Gross profit	42,213	22,834	125,581	52,677
Operating expenses:
Selling, general and administrative	34,778	10,210	84,965	36,475
Research and development	5,867	3,220	17,637	15,295
Goodwill impairment	453,000	—	453,000	—
Other general expenses (income), net	73	403	(464)	374

Total operating expenses	493,718	13,833	555,138	52,144

Operating income (loss)	(451,505)	9,001	(429,557)	533
Non-operating (expenses), net	(10,217)	(1,169)	(26,444)	(5)

Income (loss) before income taxes	(461,722)	7,832	(456,001)	528
Provision for income taxes	(5,549)	22	(7,894)	(705)

Income (loss) before minority interest	(467,271)	7,854	(463,895)	(177)
Minority interest	(1,731)	(16)	(3,828)	(1,539)

Net income (loss)	$(469,002)	$7,838	$(467,723)	$(1,716)

Net income (loss) per ordinary share:
Basic	$(0.24)	$0.01	$(0.33)	$(0.00)
Diluted	$(0.24)	$0.01	$(0.33)	$(0.00)
Net income (loss) per ADS:
Basic	$(2.41)	$0.08	$(3.27)	$(0.02)
Diluted	$(2.41)	$0.07	$(3.27)	$(0.02)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,943,189	1,043,875	1,428,954	1,005,374
Diluted	1,943,189	1,051,127	1,428,954	1,009,899
ADS (in thousands) used in per ADS calculation:
Basic	194,319	104,388	142,895	100,537
Diluted	194,319	105,113	142,895	100,990
Key Ratios & Information:
Gross Margin	15.9%	19.1%	16.3%	13.8%
Operating Expenses as a % of Revenue	185.7%	11.6%	72.2%	13.7%
Operating Margin	-169.8%	7.5%	-55.9%	0.1%
Depreciation & Amortization Expense	$61,722	$32,738	$188,683	$121,765
Capital Expenditures	$58,122	$73,454	$270,785	$231,901

STATS ChipPAC Ltd.
Reconciliation of US GAAP Net Income (Loss) to
Non-US GAAP Net Income (Loss)
(In thousands of U.S. Dollars)
(Unaudited)

Use of Non-US GAAP Financial Information
To supplement our condensed consolidated financial statements presented on a US GAAP basis, STATS ChipPAC uses a non-US GAAP conforming measure of net income (loss), that is US GAAP net income (loss) adjusted to exclude certain costs, expanses or gains, referred to as special items. Non-US GAAP adjusted net income (loss) measure gives an indication of our baseline performance before other charges that are considered by management to be outside of our core operating results. In addition, our non-US GAAP adjusted measure of net income (loss) is among the primary indicators management uses as a basis for our planning and forecasting of future periods. The presentation of this additional information should not be considered in isolation or as a substitute for net income (loss) prepared in accordance with generally accepted accounting principles in the United States of America.

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
US GAAP net income (loss)	$(469,002)	$7,838	$(467,723)	$(1,716)
Special items
Merger and integration related expenses
Cost of revenue(1)	58	—	115	—
Operating expenses(1)	2,350	—	5,284	—
Purchase accounting items
Amortization of intangibles — SG&A(2)	12,687	—	20,959	—
Amortization of intangibles — R&D(2)	800	—	1,119	—
WiP revaluation(3)	—	—	942	—
Harmonization of accounting policies for the third quarter ended September 30, 2004(4)	—	—	3,100	—
Write-off of capitalized debt issuance costs(5)	266	—	266	—
Purchase price adjustment on tax(6)	6,042	—	6,042	—
Goodwill impairment(7)	453,000	—	453,000	—

Total special items	475,203	—	490,827	—

Non-US GAAP adjusted net income (loss)	$6,201	$7,838	$23,104	$(1,716)

Non-US GAAP adjusted condensed consolidated statements of operations are intended to present the Company’s operating results, excluding special items. The special items excluded for the three months and twelve months ended December 31, 2004 and 2003 were:

(1) We incurred direct merger and integration expenses in both our costs of revenue and operating expenses in the half-year ended December 31, 2004. These legal, professional, and other expenses including retention programs are temporary in nature and relate to the merger and not our on-going business.
(2) As part of the purchase accounting for the merger, certain intangible assets, including customer relationships and intellectual property, were either created or revalued. The increased amortization due to these assets was excluded as it is a non-cash charge and arose solely because of purchase accounting. In addition, due to purchase accounting, the net book value of ChipPAC’s fixed assets was reduced. This resulted in depreciation being approximately $2.7M lower in this quarter than it would have been without the revaluation due to purchase accounting. As this is ongoing and a reflection of the value of the assets used in production, no adjustment was made for this item.
(3) As part of the purchase accounting for the merger, work-in-process inventory (WiP) was revalued upwards to reflect profit in inventory at the point of the merger. This WiP was subsequently sold post merger and the revaluation resulted in a higher cost of revenue. This higher expense is non-cash and arose solely because of purchase accounting.
(4) Post merger, the former STATS entities changed their estimated useful lives of production equipment from 5 years for testing equipment and 7 years for assembly equipment to 8 years for both. This is the same estimated useful lives used by former ChipPAC. In order to make the reported results for the quarter more directly comparable with future quarters, the impact of changing the estimated useful lives from the beginning of the third quarter of 2004 is included.
(5) We incurred write-off charges on our capitalized debt issuance costs resulting from early retirement of $16.5M of our 1.75% convertible notes due 2007.
(6) Adjustment to original purchase price to benefit acquired tax attributes based on increased taxable income during Q4 due to foreign currency fluctuations.
(7) Goodwill impairment per SFAS No. 142, “Goodwill and Other Intangible Assets”.

STATS ChipPAC Ltd.
Non-US GAAP Condensed Consolidated Statements of Operations
Excludes Special Items
(In thousands of U.S. Dollars, except for share and per share data)
(Unaudited)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2004	2003	2004	2003
Revenue	$265,847	$119,636	$769,121	$380,691
Cost of revenue	(223,576)	(96,802)	(639,383)	(328,014)
Gross profit	42,271	22,834	129,738	52,677
Operating expenses:
Selling, general and administrative	19,811	10,210	58,836	36,475
Research and development	4,997	3,220	16,404	15,295
Other general expenses (income), net	73	403	(464)	374
Total operating expenses	24,881	13,833	74,776	52,144
Operating income	17,390	9,001	54,962	533
Non-operating (expenses), net	(9,951)	(1,169)	(26,178)	(5)
Income before income taxes	7,439	7,832	28,784	528
Provision for income taxes	493	22	(1,852)	(705)
Income (loss) before minority interest	7,932	7,854	26,932	(177)
Minority Interest	(1,731)	(16)	(3,828)	(1,539)
Net income (loss), excluding special items	$6,201	$7,838	$23,104	$(1,716)

Net income (loss), excluding special items per ordinary share:
Basic	$0.00	$0.01	$0.02	$(0.00)
Diluted	$0.00	$0.01	$0.02	$(0.00)
Net income (loss), excluding special items per ADS:
Basic	$0.03	$0.08	$0.16	$(0.02)
Diluted	$0.03	$0.07	$0.16	$(0.02)
Ordinary shares (in thousands) used in per ordinary share calculation:
Basic	1,943,189	1,043,875	1,428,954	1,005,374
Diluted	1,958,151	1,051,127	1,440,930	1,009,899
ADS (in thousands) used in per ADS calculation:
Basic	194,319	104,388	142,895	100,537
Diluted	195,815	105,113	144,093	100,990
Key Ratios & Information:
Gross Margin	15.9%	19.1%	16.9%	13.8%
Operating Expenses as a % of Revenue	9.4%	11.6%	9.7%	13.7%
Operating Margin	6.5%	7.5%	7.1%	0.1%
Depreciation & Amortization Expense	$48,235	$32,738	$163,505	$121,765
Capital Expenditures	$58,122	$73,454	$270,785	$231,901

The format presented above is not in accordance with Generally Accepted Accounting Principles.

See Statement of Reconciliation of US GAAP net income (loss) to Non-US GAAP net income (loss) and notes to the reconciliation.

STATS ChipPAC Ltd.
Condensed Consolidated Balance Sheets
(In thousands of U.S. Dollars)
(Unaudited)

	December 31,	December 31,
	2004	2003
ASSETS
Current assets:
Cash and cash equivalents and marketable securities	$229,569	$324,307
Accounts receivable, net	149,650	79,899
Other current assets	58,272	24,686
Inventories	54,690	19,839

Total current assets	492,181	448,731
Marketable securities	18,121	23,313
Property, plant and equipment, net	1,035,803	476,073
Goodwill and intangible assets	649,428	2,209
Other non-current assets	76,169	43,526

Total assets	$2,271,702	$993,852

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts and other payables	$120,211	$62,131
Other current liabilities	66,074	45,880
Short-term debts	44,761	12,137

Total current liabilities	231,046	120,148
Long-term debts	790,053	359,601
Other non-current liabilities	50,362	4,463

Total liabilities	1,071,461	484,212

Minority interest	40,891	33,684

Shareholders’ equity	1,159,350	475,956

Total liabilities and shareholders’ equity	$2,271,702	$993,852